SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 53)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.53 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(137)  Advertisment to KCPL shareholders issued on November 6, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     November 6, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(137)                Advertisement to KCPL shareholders issued
                    on November 6, 1996.                         1

                                          Exhibit No. (a)(137)

The following advertisement was issued to KCPL shareholders on or about November 6, 1996:


KCPL SHAREOWNERS ANSWER THE QUESTION:

WHY DID YOU TENDER YOUR KCPL SHARES TO WESTERN RESOURCES?

27 million KCPL shares have already been tendered. KCPL shareowners tell you why in their own words.

"I'm glad that, for once, the shareholders stood up against the board, when they didn't feel like the board was treating them right."
                              Betty P. Hupman, Naples, Florida

"...I just felt that we needed to let the (KCPL) board know that we thought they ought to do this merger (with Western Resources)."

                              Wallace F. Gray, Sedona, Arizona

"I believe that Western is giving the shareholders a better deal than Kansas City Power and Light offered us ... They're a much better company, and it's better for their shareholders, like my wife and myself-that we receive an increase in our dividends."

                              George P. Ryan, Affton, Missouri

"I felt that there was more growth with Western. In this day and age, everything is sometimes iffy; but from what I've read and the comments of other people, I felt that going with Western would be the better bet."

                              Sylvia Erlbaum, Freehold, New Jersey

"I'm retired, and I'm in it for the income that comes in on it, and if they go with a company that doesn't produce as much or is not as productive as Western Resources has been, well, then, I feel as though I've got to go where the most active production is."

                              Milton L. Schaum, Baltimore, Maryland

What should all these messages mean to shareowners who have not yet tendered?

1. This means by tendering nearly 44 percent of all KCPL shares to Western Resources so far, KCPL shareowners are calling on the board to make this a friendly merger now.

2. This means you have nothing to lose by tendering your KCPL shares to Western Resources and everything to gain. Harris Trust will serve as the "safety deposit box" for your shares until we are ready to buy your shares in late 1997. Until then, we can arrange for you to get your shares back quickly if you need them for any reason. All KCPL dividends will continue to come to you. Voting rights remain yours.

3. This means when you tender your KCPL shares it helps us create a stronger company with greater value for you--short-term and long-term.

We are extending our expiration date to November 15, 1996, to give more KCPL shareowners the opportunity to tell the KCPL board now that they support the Western Resources' offer* of $31.00 and a projected $2.00-$2.35 dividend per KCPL share.

Your fellow KCPL shareowners have made a powerful statement to your board by already tendering nearly 44 percent of all KCPL shares. To tender your shares by November 15, 1996, call your broker or call toll free 1-800-223-2064.

[logo]
Western Resources


* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.